UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Vornado Realty Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.04 par value per share

(Title of Class of Securities)

929042109

(CUSIP Number)

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index Appears on Page 11

SCHEDULE 13D

CUSIP No. 929042109	Page 2 of 11 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Interstate Properties 22-1858622
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,603,548
	8	Shared voting power
	9	Sole dispositive power 5,603,548
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 5,603,548
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 929042109	Page 3 of 11 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Roth
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,915,680
	8	Shared voting power 5,603,548
	9	Sole dispositive power 3,915,680
	10	Shared dispositive power 5,603,548
11	Aggregate amount beneficially owned by each reporting person 9,519,228
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 929042109	Page 4 of 11 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Russell B. Wight, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 416,933
	8	Shared voting power 5,603,548
	9	Sole dispositive power 416,933
	10	Shared dispositive power 5,603,548
11	Aggregate amount beneficially owned by each reporting person 6,020,481
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.2%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 929042109	Page 5 of 11 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Mandelbaum
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,453,176
	8	Shared voting power 5,603,548
	9	Sole dispositive power 3,453,176
	10	Shared dispositive power 5,603,548
11	Aggregate amount beneficially owned by each reporting person 9,056,724
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

(a) The class of equity securities to which this Statement relates is Common Shares of Beneficial Interest, par value $.04 per share (the “Shares”), of Vornado Realty Trust, a Maryland real estate investment trust (the “Company”), which has its principal executive offices at 888 Seventh Avenue, New York, New York 10014.

Item 2.	Identity and Background.

(a) The persons filing this Statement are Interstate Properties, a New Jersey general partnership (“Interstate”) and Interstate’s three general partners: Steven Roth, Russell B. Wight, Jr. and David Mandelbaum.

(b) – (c) The principal business of Interstate is real estate and investments. Interstate is located at 210 Route 4 East, Paramus, New Jersey 07652. Mr. Roth’s business address is 888 Seventh Avenue, New York, New York 10019. Mr. Roth’s principal occupation is as a Managing General Partner of Interstate, Chairman of the Board of Trustees and Chief Executive Officer of the Company, and Chairman of the Board of Directors and Chief Executive Officer of Alexander’s, Inc. (“Alexander’s”). The Company’s and Alexander’s principal businesses are leasing, managing, developing and redeveloping real estate properties. Mr. Wright’s business address is 1222 Royal Palm Way, Boca Raton, Florida 33432 and his principal occupation is as a General Partner of Interstate. Mr. Mandelbaum’s business address is 80 Main Street, West Orange, New Jersey 07052. His principal occupation is as a member in the law firm of Mandelbaum & Mandelbaum, P.C. and as a General Partner of Interstate.

(d) – (e) During the last five years, none of Interstate or its general partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Roth, Wight and Mandelbaum are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

For information with respect to the previous acquisition and distribution of Shares by Interstate and each of Mr. Roth, Mr. Wight and Mr. Mandelbaum, please see Item 3 of Interstate’s Amendment No. 1 to Schedule 13D filed on April 22, 1997 and Item 3 of Interstate’s Amendment No. 2 to Schedule 13D filed on May 30, 2002. Such information is incorporated by reference into Item 3 of this Schedule 13D. In addition, certain of the Shares reported herein as being beneficially owned by each of Mr. Roth, Mr. Wight and Mr. Mandelbaum were acquired pursuant to equity-based compensation plans of the Company, as more fully described in Item 5 and Item 6 of this Schedule 13D.

Item 4.	Purpose of Transaction

Interstate and its partners hold the Shares for investment purposes. Interstate and its partners may, subject to market conditions and their respective assessments of business prospects of the Company, acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as they each may determine in their discretion and each of Mr. Roth, Mr. Wight and Mr. Mandelbaum may acquire additional Shares through equity awards pursuant to the Company’s omnibus share plan, in each case subject to the applicable transfer and ownership restrictions in the Company’s Declaration of Trust. Each of Interstate and its partners may also determine at any time to dispose of Shares.

Other than as discussed above, Interstate and its partners currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Please see rows 7-13 of the cover page of this Schedule 13D for each Reporting Person. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. As of the close of business on February 27, 2015, the aggregate beneficial ownership of Interstate and its three partners is 13,389,337 Shares, or 7.1% of the outstanding Shares.

(c) During the last 60 days, the following transactions in the Shares were effected by Interstate or any of its three partners:

On February 19, 2015, as a make-whole adjustment in connection with the spin-off of the Company’s former subsidiary, Urban Edge Properties, into an independent, publicly-traded company, Mr. Roth was granted options with respect to the Shares, 69,051 of which are exercisable currently or will be exercisable within 60 days of the date hereof, and long-term incentive units with respect to the Shares, 3,533 of which are currently vested and redeemable by Mr. Roth for Shares or, at the Company’s option, cash equal to the value of those Shares.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the exercise of an employee stock option for Common Stock of Vornado, Inc. in December 1992 at the request of the Company, the Company granted Mr. Roth registration rights with respect to such shares. See Exhibit 2.

Mr. Roth has been granted options with respect to the Shares, 720,846 of which are exercisable currently or will be exercisable within 60 days of the date hereof. A form of the Company’s 2002 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement and a form of the Company’s 2010 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement are filed as Exhibit 3 and Exhibit 4, respectively, hereto.

Mr. Roth, Mr. Wight and Mr. Mandelbaum have been granted 82,507, 4,338 and 4,338 long-term incentive units, respectively, with respect to the Shares that are currently vested and redeemable by the holder for Shares or, at the Company’s option, cash equal to the value of those Shares. A form of the Company’s 2002 Omnibus Share Plan Restricted LTIP Unit Agreement and a form of the Company’s 2010 Omnibus Share Plan Restricted LTIP Unit Agreement are filed as Exhibit 5 and Exhibit 6, respectively, hereto.

Mr. Roth has been granted out-performance plan units with respect to the Shares, 2,726 of which are currently vested and redeemable by Mr. Roth for Shares or, at the Company’s option, cash equal to the value of those Shares. A form of the Company’s 2012 Outperformance Plan Award Agreement is filed as Exhibit 7 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated as of March 6, 2015, among Interstate, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum. Filed herewith.

2	Registration Rights Agreement, dated as of December 29, 1992, between Steven Roth and the Company, as successor to Vornado, Inc. Incorporated by reference to Exhibit No. 2 to Interstate’s Amendment No. 1 to Schedule 13D filed on April 22, 1997.

3	Form of Vornado Realty Trust 2002 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit No. 6 to Interstate’s Amendment No. 3 to Schedule 13D filed on October 7, 2005.

4	Form of Vornado Realty Trust 2010 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.

5	Form of Vornado Realty Trust 2002 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-11954) filed on May 1, 2006.

6	Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.

Exhibit	Description

7	Form of Vornado Realty Trust 2012 Outperformance Plan Award Agreement. Incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-11954) filed on February 26, 2013.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: March 6, 2015

INTERSTATE PROPERTIES

By:	/s/ STEVEN ROTH
	Name:	Steven Roth
	Title:	Managing General Partner

STEVEN ROTH

/s/ STEVEN ROTH
	Name:	Steven Roth

RUSSELL B. WIGHT, JR.

/s/ RUSSELL B. WIGHT, JR
	Name:	Russell B. Wight, Jr.

DAVID MANDELBAUM

/s/ DAVID MANDELBAUM
	Name:	David Mandelbaum

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement, dated as of March 6, 2015, among Interstate, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum. Filed herewith.

2	Registration Rights Agreement, dated as of December 29, 1992, between Steven Roth and the Company, as successor to Vornado, Inc. Incorporated by reference to Exhibit No. 2 to Interstate’s Amendment No. 1 to Schedule 13D filed on April 22, 1997.

3	Form of Vornado Realty Trust 2002 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit No. 6 to Interstate’s Amendment No. 3 to Schedule 13D filed on October 7, 2005.

4	Form of Vornado Realty Trust 2010 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.

5	Form of Vornado Realty Trust 2002 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-11954) filed on May 1, 2006.

6	Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.

7	Form of Vornado Realty Trust 2012 Outperformance Plan Award Agreement. Incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-11954) filed on February 26, 2013.